Franklin, Cardwell & Jones A PROFESSIONAL CORPORATION	1001 MCKINNEY 18th FLOOR HOUSTON, TEXAS 77002 713.222.6025 TELEPHONE 713.222.0938 FACSIMILE INTERNET: http://www.fcj.com

May 4, 2010

Ms. Amanda Ravitz
Branch Chief – Legal
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C.  20549-3561

Re:	MK Automotive, Inc. Registration Statement on Form 10 (the “Registration Statement”) File No. 000-53911

Dear Ms. Ravitz:

On behalf of MK Automotive, Inc. (the “Company”), we are filing Amendment No. 1 (“Amendment No. 1”) on Form 10/A to the above-referenced Registration Statement on Form 10.  For the convenience of the Staff we have repeated each comment below, followed by our response or explanation.  Where indicated we have amended the Registration Statement in Amendment No. 1.  A marked copy of Amendment No. 1 showing the changes compared to the Registration Statement is enclosed for your reference.  Page numbers set forth in this letter refer to the marked copy of Amendment No. 1 filed via EDGAR.

General

1.	In the event of a delay in the effectiveness of the Form 10 registration statement, please update the financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

We intend to resolve all comments from the Staff prior to May 14, 2010, and do not anticipate that it will be necessary to update the financial statements and related disclosures in Amendment No. 1.

Business, page 1

2.
Please expand the first paragraph on page one to discuss the development of your business over the past three years.  It may be helpful to discuss how long each of your seven locations has been in operation.

Amendment No. 1 contains a summary of the year in which the Company acquired or opened each operating location.  See page 1.

Ms. Amanda Ravitz
United States Securities and Exchange Commission
May 4, 2010

3.
Please revise to remove marketing language.  Examples include, “high quality” and “fair prices.”  Additionally, please provide a basis for or remove qualitative statements such as “highly trained,” the most advanced,” and “a reputation for fairness and honesty.”

Amendment No. 1 has been revised to remove marketing language.  Where subjective and qualitative statements remain, they are indicated as the belief of the Company and the basis for such belief is provided.

4.
We note your disclosure on page one that you intend to “commence franchise operations during 2010.”  Please disclose whether you have executed any franchise agreements.  File any agreements as exhibits to your next amendment.

The Company began franchise operations as of March 1, 2010, when it transferred one of its operating locations to an employee, who presently is operating under a franchise agreement with the Company.  In addition, the Company signed an Area Development Agreement with one of its stockholders on November 17, 2009, granting the stockholder the right to develop up to 40 franchise locations in Missouri, Kansas, Oklahoma and Arkansas.  The first franchise location under this Area Development Agreement is scheduled to be opened in St. Louis, Missouri in May, 2010, pursuant to a Franchise Agreement signed simultaneously with the Area Developer Agreement.  Amendment No. 1 reflects the foregoing information and copies of the Franchise Agreements and the Area Development Agreement have been filed as exhibits to Amendment No. 1.  See page 1 and page 2 and the index to exhibits.

5.
In addition, please make clear here, in your risk factors section and throughout that there is no guarantee that you will enter into franchise agreements.  In this regard, please state the basis for your belief that demand will exist for your franchise model, in light of the fact that your revenues have been declining over recent periods.

See response to Comment Number 4.  Since franchise operations have commenced, modification of the Registration Statement to indicate that franchise operations may not commence would be inaccurate.  Amendment No. 1 has been revised to indicate that there is no assurance that additional franchise agreements will be signed or that franchise operations will be profitable.  See page 2.  Also see the discussion of competition for franchisees on page 4.

The Company does not believe that the performance of the Company’s locations in Las Vegas, Nevada, are indicative of, or affect the demand for, franchise locations.  The Company’s performance has been adversely affected by local economic conditions in Las Vegas, Nevada, which are more severe than in other parts of the country.  The Company and its counsel are concerned that a statement of the basis for the belief that demand will exist for franchises would require a comparison of the costs and benefits of a franchise to other franchise opportunities and could be construed as offering material and does not comply with the requirements of the Federal Trade Commission or the regulatory authorities of the various states.  Accordingly, the Company has summarized the costs involved in its franchises and its belief that the costs are appropriate based on the services the Company provides as a franchisor but it has not included comparative cost in-formation or a statement of whether there is demand for the franchises in the Registration Statement.

Ms. Amanda Ravitz
United States Securities and Exchange Commission
May 4, 2010

6.	Please provide the basis for your statement that you pay your employees in the “top quartile of all similar positions.”

The Company reviews published information from various sources on a frequent but unscheduled basis and attempts to maintain its salaries in the top quartile.  Amendment No. 1 has revised this statement to be an aspiration rather than a fact.  See page 2.

7.
We note your statement on page three that “Many independent repair shops lack the volume to obtain the best prices” and your reference on that same page to your “superior purchasing power”.  Please provide substantiation for these statements or clarify that you believe you have superior purchasing power and indicate the basis for that belief.

Many parts suppliers offer discounts, rebates and other concessions to large-volume purchasers.  The volumes necessary to obtain these benefits are in excess of the volumes typically generated by a single location but can be reached by aggregating multiple locations.  For example, one of the Company’s principal parts suppliers provides a 4% rebate as long as annual purchases exceed $300,000.  These relationships are informal and may be changed or terminated at any time.  Amendment No. 1 includes the following statement regarding volume discounts, rebates and other concessions.  See page 4.

“Many parts suppliers offer discounts or rebates based on the volume of parts purchased.  In addition, some parts suppliers consign a parts inventory to those customers that have sufficient sales volume.  Consigned inventory is paid for only when it is installed on a customer’s car and paid for by the customer.  As a result, the installer is not required to purchase or finance inventory for sale.  Smaller volume outlets are usually required to purchase parts for inventory before they are sold and incur the cost of such inventory until it is required by operations.  These concessions are informal and can be changed by suppliers at any time.  By aggregating our multiple locations and franchises, we are able to obtain volume discounts, rebates and consignment inventory when such concessions are available from suppliers.”

8.	Please clarify what you mean by the “lower cost structure of locally owned service centers.” Explain whether and how the cost structure is lower than national retail and repair chains.

This statement has been deleted from Amendment No. 1.

Ms. Amanda Ravitz
United States Securities and Exchange Commission
May 4, 2010

9.
Please clarify on page four whether Nevada is one of the “15 states” that require registration of franchise offerings and require compliance with the Uniform Franchise Offering Circular Guidelines.  Additionally, if you do not have immediate plans to expand into other states, please consider revising the disclosure to make this clear.

Amendment No. 1 states that neither Nevada nor Missouri, the two states in which the Company presently has franchise operations, have adopted the Uniform Franchise Offering Circular Guidelines.  Amendment No. 1 includes statements that the Company intends to offer franchises in all states and believes its franchise agreements and offering documents comply with all applicable federal and state laws relating to the offering of franchises in all states.  See page 5.

10.	With a view to disclosure, please describe your business relationship with Bobbie Handal in your response letter. We note several leases and a $300,000 promissory note with this individual.

Mr. Handal is an experienced automotive master mechanic and owned several automotive repair facilities which he either operated or leased to other operators.  In 2005, the Company leased a vacant facility from Mr. Handal to open its “Sahara” location.  In 2007, the Company acquired two businesses previously operated by Mr. Handal for an aggregate purchase of $500,000 and, in 2008, the Company acquired another business previously operated by Mr. Handal for an aggregate purchase price of $300,000.  The purchase price of the 2008 acquisition was financed by Mr. Handal in the form of a $300,000 promissory note.  The Company did not acquire the real estate associated with its 2007 and 2008 acquisitions to reduce the cost associated with operating those businesses.  It entered into leases with Mr. Handal with respect to those facilities and continues to operate at those locations.  Mr. Handal became an employee following the 2008 acquisition and provides valuable assistance relating to business development and operation as a result of his technical training and history of operating automotive repair and maintenance facilities in Las Vegas, Nevada.

Risk, page 4

11.	Please revise the first risk factor on page four to focus on the risk of competition rather than what you believe to be your competitive strengths.

The risk factor relating to industry competition has been revised in Amendment No. 1 to delete the discussion of how the Company addresses its competitive situation and to add a statement regarding competition for available employees.  See page 6.

12.
Please include risk factors addressing both your lack of profitable operations during recent periods and your financial position.  We note that you did not generate a profit in two of the last three fiscal years.  We also note your accumulated deficit and the size of your current liabilities relative to your current assets.

The following new risk factor regarding the Company’s operating losses, accumulated deficits and working capital deficit has been added to Amendment No. 1.  See page 5.  Also see changes to “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” on page 12.

Ms. Amanda Ravitz
United States Securities and Exchange Commission
May 4, 2010

“We have recent operating losses, significant accumulated deficits and a working capital deficit.

“We incurred net losses of $1,442,963 for fiscal 2009, and net losses of $346,781 for the nine months ended December 31, 2009, and expect to report net losses for fiscal 2010.  As of December 31, 2009, we had accumulated deficits of $2,240,716 and a working capital deficit of $1,169,097.  Our operating activities used $190,474 in fiscal 2009, and $83,526 in the nine months ended December 31, 2009.    If we continue to operate at a loss and use cash in operating activities, it may be difficult or more expensive to obtain funding from lenders or other external sources, if such funding is available at all.  There is no assurance that we will be able to generate a profit from operations in the future or that funding for future operating losses will be available at the times, in the amounts, or at the cost necessary to continue operations.  If we are unable to operate at a profit or obtain funding for losses, we may default upon our outstanding debt, which could result in loss of substantially all our assets to foreclosure.  See ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources’”

13.	Please include a risk factor discussing your assets that are pledged as security for loans.

The following new risk factor regarding the effect of foreclosure on pledged assets and the Company’s business has been added to Amendment No. 1.  See page 5.  Also see changes to “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” on page 13.

“We may lose substantially all our assets if we default on the payment of our outstanding debt.

“Certain of our indebtedness to banks is secured by substantially all our assets.  We have been unable to make principal payments on this indebtedness in the past and the bank has deferred such payments until October 2009.  There is no assurance that we will be able to make principal payments in the future or that the bank will continue to defer the principal payments on this debt.  If we are unable to pay this indebtedness when due or refinance this debt on terms that are acceptable, the bank could foreclose upon our assets and sell them to satisfy the debt, in which event we may not be able to continue to operate our business.  In addition, the amount that we receive from the sale of our assets in a foreclosure would likely be substantially less than the amount we would receive for such assets if they were sold in an orderly manner and may not be sufficient to discharge the entire amount of the debt to the bank.  No amount is reflected on our balance sheet for the effect of a foreclosure sale of our assets.  See ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources’”

Ms. Amanda Ravitz
United States Securities and Exchange Commission
May 4, 2010

14.	Add a risk factor discussing the added cost of being a public company.

The following new risk factor regarding the cost of being a public company has been added to Amendment No. 1.  See page 6.  Also see changes to “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” on page 13.

“We will incur additional operating expenses as a public company.

“We will incur additional operating expenses as a public company relating to the preparation of audited financial statements, preparation and filing of periodic reports with the Securities and Exchange Commission, distribution of information statements or proxy materials in connection with meetings of our stockholders, and compliance with other corporate governance requirements.  Among other things, we will be required to document and test the effectiveness of our internal control over financial reporting in accordance with an established internal control framework and to report on our conclusions as the effectiveness of our internal control over financial reporting.  We may be required to retain attorneys, accountants and other service providers to assist us in complying with these additional requirements.  These additional costs could be significant and could adversely affect our results of operations and financial condition.  Failure to adequately and timely address the additional requirements of public companies could result in material fines and penalties.  See ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources’”

Financial Information, page 7

15.
We note that rents decreased from the nine months ended December 31, 2008 to the nine months ended December 31, 2009.  Please discuss the reasons for this decrease.  If you have closed any facilities during these periods please discuss.

The Company has not closed any facilities.  One facility has been subleased to a former employee that is operating it as a franchisee but that transaction occurred after the period covered by the financial statements and rent relating to this facility will continue.  Rent has been reclassified from selling, general and administrative expenses into cost of goods sold and no longer appears as a separate line in Amendment No. 1 in response to Comment Number 31 and Comment Number 40.  However, the renegotiated rentals are mentioned as a contributing factor in the reduction of cost of goods sold in Amendment No. 1.  See page 10.

Ms. Amanda Ravitz
United States Securities and Exchange Commission
May 4, 2010

16.
We note your disclosure on page nine regarding two facilities acquired during fiscal 2008.  Please name these locations in your discussion.  We note that the notes to the financials only mention the acquisition of the Buffalo facility.

The language has been corrected to reflect that the “Buffalo” facility was acquired in April, 2008, and was expanded into adjacent space in November, 2009.  The Company occasionally refers to original location and the expansion as separate locations.  Amendment No. 1 has been corrected throughout to reflect that the original location and the expansion are considered a single location.  See page 1 and page 11.

17.	Please describe the professional services provided in exchange for “professional fees” during fiscal 2009.

The principal discussion professional fees has been relocated to the comparison of the nine months ended December 31, 2009, with the nine months ended December 31, 2008, and the following explanation has been added relating to the nine months ended December 31, 2008.  See page 10.

“Professional fees for the period ended on December 31, 2008, included stock-based compensation in the amount of $1,090,647 for advisory services relating to the state registered offering of our common stock, registration under the Securities Exchange Act of 1934, development of our franchise operations and business development in Las Vegas, Nevada.  This stock-based compensation consisted of the issuance of 1,250,000 shares of stock with a fair value of $625,000 to GoPublicToday.com, Inc.; the issuance of 1,000,000 shares of stock with a fair market value of $500,000 to Bobby Vavla, of which $148,147 was recognized during the nine months ended December 31, 2008; the issuance of 200,000 shares of stock having a fair value of $100,000 to Robert Handal; the issuance of 400,000 shares of stock having an aggregate fair value of $200,000 to accounting firms for bookkeeping and tax services; and the issuance of 35,000 shares of stock having an aggregate fair value of $17,500 to consultants that provided human resources, business valuation and other services.  Professional service fees for the nine months ended December 31, 2009, consisted of the recognition of $166,667 in stock-based compensation paid to Bobby Vavla.”

18.	Please explain the increase in licenses, permits, and business taxes in the nine months ended December 31, 2009 compared to the nine months ended December 31, 2008.

The increase in license, permits and business taxes in the nine months ended December 31, 2009, was the result of the classification of property taxes paid under net leases as rents in the nine months ended December 31, 2008, and as business taxes in the nine months ended December 31, 2009.  Both accounts are now included in cost of goods sold in response to Comment Number 31 and Comment Number 40 and the change in classification from rent to business taxes had no net effect on cost of goods sold.

Ms. Amanda Ravitz
United States Securities and Exchange Commission
May 4, 2010

Liquidity and Capital Resources, page 10

19.	Please discuss the impact of the three promissory notes filed as exhibits 10.7, 10.8, and 10.9 on your liquidity and capital resources.

We have filed the secured promissory note, dated May 7, 2007, in the original principal amount of $1,120,000 payable to First Choice Bank as an additional exhibit to Amendment No. 1.  The following language has been added to “Liquidity and Capital Resources” to address payments required under obligations to banks and unrelated parties and stockholders and related parties.  See page 13.

“As of December 31, 2009, we had outstanding obligations to banks and other unrelated persons in the amount of $1,806,573 and obligations payable to stockholders and related parties in the amount of $380,355.  Substantially all our assets are subject to a security interest and mortgage to secure the repayment of $1,706,474 of the obligations to banks and other unrelated persons.  Principal payments under two of the secured obligations have been deferred until October 2010.  We made net principal payments on obligations to banks and other unrelated persons of $1,872 and net payments to stockholders and related parties of $67,978 during the nine months ended December 31, 2009.  We expect to make payments on our obligations to banks and other unrelated persons of $202,157 in fiscal 2010, of $264,758 in fiscal 2011, $179,868 in fiscal 2012, $47,677 in fiscal 2013, $323,485 in fiscal 2014 and $1,078,620 after fiscal 2014.”

20.	Please also discuss the anticipated cost of being a public company in the second full paragraph on page 13.

The following language has been added to “Liquidity and Capital Resources” in Amendment No. 1.  See page 15.

“We will incur additional expenses in the future relating to the reporting and corporate governance requirements as a public company, including the cost of establishing and documenting the effectiveness of internal control over financial reporting as required by the Securities Exchange Act of 1934 and preparing and filing periodic reports with the Securities and Exchange Commission.  We have contracted with Public Company Management Services, Inc. to provide advice and assistance in connection with the compliance and governance requirements for the next 12 months at a fixed fee of $1,000 per month.”

21.
Please revise to provide a more detailed explanation for the changes in cash flows from operating activities, investing activities and financing activities between periods presented in the financial statements.  This discussion should not merely restate information that is obvious from reviewing the financial statements.  Refer to Item 303 of Regulation S-K and the SEC Interpretive Release No. 33-8350 dated December 19, 2003.

The discussion relating to the sources and uses of cash by the Company has been revised to read as follows in Amendment No. 1.  See page 12.

Ms. Amanda Ravitz
United States Securities and Exchange Commission
May 4, 2010

“Our operating activities used $190,474 during fiscal 2009, and $83,526 during the nine months ended December 31, 2009.  Although net losses reported for fiscal 2009, were $1,442,963, that figure includes non-cash compensation expenses of $1,146,203 and non-cash depreciation expenses of $35,763.  The loss for the period not including depreciation and non-cash compensation expenses was $260,997.  A $100,450 increase in accrued expenses and other current liabilities during fiscal 2009 also reduced the amount of cash required by operating activities.  Net losses reported for the nine months ended December 31, 2009, were $346,781 and included $166,667 in non-cash compensation expenses and $26,824 in non-cash depreciation expenses.  The loss for the period not including depreciation and non-cash compensation expenses was $153,290.  A $67,331 increase in trade accounts payable also reduced the amount of cash required by operating activities for the nine months ended December 31, 2009.  We funded the short fall in cash provided from operating activities in both periods by issuing shares of our common stock.  In fiscal 2009, cash on hand at March 31, 2008, and proceeds of $375,000 from the sale of our common stock in a private placement were used to fund the cash required in operating activities and funded a net reduction in outstanding debt of $191,451.  In the nine months ended December 31, 2009, proceeds of $112,100 from the state registered sale of our common stock was used to fund the cash required in operating activities and a net reduction in outstanding debt of $26,872.

“Cash used by operating activities for fiscal 2009, declined $241,571 compared to cash provided by operating activities for fiscal 2008.  The decline was primarily the result of the net loss before depreciation and non-cash compensation expenses of $260,997 for fiscal 2009 compared to income before depreciation and non-cash compensation expenses of $48,172 in fiscal 2008.  Cash from financing activities for fiscal 2009, increased $330,150 compared to cash used by financing activities for fiscal 2008.  The increase is the direct result of the sale of shares of our common stock in a private placement during fiscal 2009.  Cash used by operating activities for the nine months ended December 31, 2009, declined $78,868 compared to cash used by operating activities for the nine months ended December 31, 2008.  The improvement is primarily the result of the improvement in losses before depreciation and non-cash compensation expenses of $153,290 for the nine months ended December 31, 2009, compared to $193,208 for the nine months ended December 31, 2008.  In addition, an increase in accounts payable of $67,331 during the nine months ended December 31, 2009, compared to a decline in accounts payable of $19,212 during the nine months ended December 31, 2008 and the deferral of $20,004 in income during the nine months ended December 31, 2009 provided additional cash from operating activities for the nine months ended December 31, 2009.  Cash from financing activities during the nine months ended December 31, 2009, declined $116,570 compared to cash provided from financing activities during the nine months ended December 31, 2008, primarily because we received $112,100 from the sale of our common stock in the nine months ended December 31, 2009, compared to $375,000 from the sale of our common stock in the nine months ended December 31, 2008.

Ms. Amanda Ravitz
United States Securities and Exchange Commission
May 4, 2010

“Cash from or used in investing activities was not material in any period.

“As of December 31, 2009, we had cash available of $69,993.  After December 31, 2009, we issued additional shares of our common stock in a private placement for net proceeds of $50,000, which will be used if necessary to fund future short falls in cash provided by operating activities.”

22.	Please revise to disclose the amount of your expected capital expenditures for fiscal year 2010.

The Company does not presently anticipate incurring any material capital expenditures during the next 12 months.  A statement to that effect has been including in Amendment No. 1.  See page 13.

Material Accounting Policies, page 10

23.
We note from your discussion in MD&A that you have only included long-lived assets as a material accounting policy.  However, based on the significance of the amount of goodwill to total assets at both March 31, 2009 and 2008, we believe that you should consider including a discussion of goodwill and its impairment analysis as a material accounting policy.  Your discussion for both long-lived assets and goodwill should be revised to address the following areas:

•	Types of assumptions underlying the most significant and subjective estimates;
•	Sensitivity of those estimates to deviations of actual results from management’s assumptions; and
•	Circumstances that have resulted in revised assumptions in the past.

Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).  Also, in light of the fact that it appears that your reporting unit(s) may be at risk of failing step one of the goodwill impairment analysis, we believe you should revise your disclosure in MD&A to include:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;
•	Amount of goodwill allocated to the reporting unit;
•	Description of the methods and key assumptions used and how the key assumptions were determined;
•
Discussion of the degree of uncertainty associated with the key assumptions.  The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Ms. Amanda Ravitz
United States Securities and Exchange Commission
May 4, 2010

Please revise accordingly, or alternatively, tell us why you do not believe your reporting unit(s) is at risk of failing step one of the goodwill impairment test.

The following language has been added to the discussion of material accounting policies in Amendment No. 1.  See page 14.

“Impairment of Goodwill.  Goodwill represents the difference, if any, between the purchase price paid for an acquisition and the fair value of the net assets acquired in a business combination.  Goodwill is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) annually, unless an event occurs that indicates a potential impairment exists.

“The performance of the impairment test involves a two-step process.  The first step involves comparing the fair value of the applicable reporting unit with its aggregate carrying value, including goodwill.  We generally determine the fair value of our reporting unit using the income approach methodology of valuation that includes the discounted cash flow method.  This valuation method requires a projection of revenue and operating expenses over a five year period.  In addition, management estimates the appropriate discount rate which, as of March 31, 2009, was determined to be 7.5% as this approximates interest rate on the third party debt and advances from stockholders.  If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, we perform the second step of the goodwill impairments test to determine the amount of impairment loss.  The second step involves comparing the implied fair value of the affected reporting unit’s goodwill with carrying value of that goodwill.

“Our annual impairment test was performed on March 31, 2009, and indicated our goodwill was not impaired as the fair value of the reporting unit was in excess of the carrying value by approximately $200,000 or approximately 64% of the carrying value.  At March 31, 2009, our recorded goodwill was approximately $1.2 million which has been assigned one reporting unit.  Changes in our projections, a decrease in our revenue estimates or an increase in the discount rate could decrease the estimated fair value of our reporting unit and result in a future impairment of goodwill.”

Directors and Executive Officers, page 13

24.	The description of Michael R. Murphy’s involvement with MK Systems, Inc. is largely qualitative and promotional in nature. Please explain.

See response to Comment Number 25.

Ms. Amanda Ravitz
United States Securities and Exchange Commission
May 4, 2010

25.
Please revise to reflect the recent amendments to Item 401(e) of Regulation S-K.  Discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director, in light of your business and structure.

The description of the business experience of Michael R. Murphy and Tracy Maurstad has been revised to read as follows in Amendment No. 1.  See page 18.

“Michael “Mike” R. Murphy has served as our President and as one of our directors since we were incorporated in June, 2002.  Before founding MK Automotive, Inc. in 2002, Mr. Murphy founded MK Systems, Inc. in 1983 and served as the Chief Executive Officer from 1983 until he sold a majority of his interest in 2002.  MK Systems, Inc. is a sales engineering company representing manufacturers of air handling and related process components and systems, including fans, blowers, air curtains, dampers, silencers and heat exchangers, and a designer and fabricator of custom heating and ventilation packages for industrial processes.  As the founder and Chief Executive Officer of MK Systems, Inc., Mr. Murphy had responsibility for the development of a sales and service operation dealing with complex mechanical systems, recruiting and training skilled engineers, designers, salespersons and technicians, and managing the financial requirements of the company.  He was also responsible for or supervised others that were responsible for maintaining relationships with suppliers, pricing and scheduling installations, and resolving customer disputes.  Mr. Murphy sold a majority of his interest in MK Systems, Inc. in 2002 and has been engaged full time as our President since that date.

“Tracy Maurstad has served as our Secretary and Treasurer and as a director since we were incorporated in June, 2002.  Ms. Maurstad developed MK Manager™, our proprietary software application, which we use in each of our stores and license to our franchisees.  Ms. Maurstad began developing billing, bookkeeping and scheduling software systems at MK Systems, Inc. and gained expertise by writing progressively more complex programs necessary to support the business of MK Systems, Inc.  Since 2002, Ms. Maurstad has been responsible for managing our billing, invoicing, costing and sourcing operations and providing technical support to users of MK ManagerTM.”

Executive Compensation, page 13

26.	Please explain how the amounts paid to Mr. Murphy for principal and interest on indebtedness are consistent with the $100,000 amount discussed in the first paragraph on page 14.

The disclosure relating to all other compensation in Item 6, Executive Compensation, and the disclosure of certain transactions between the Company and Mr. Murphy in Item 7, Certain Relationships and Related Transactions, and Director Independence, covered different periods.  The compensation reflected in the Summary Compensation Table for 2009 under Item 6 included $75,000.00 in principal payments made after April 1, 2008, as other compensation for the year ended March 31, 2009, but did not include compensation information for the year ended March 31, 2010.  The disclosure in Item 7 included all payments since the beginning of the last completed fiscal year.  We have revised the disclosure in Item 6 to include compensation for year ended March 31, 2010, and the disclosure in Item 7 to cover the payments made in the year ended March 31, 2008.  See page 18 and page 19.

Ms. Amanda Ravitz
United States Securities and Exchange Commission
May 4, 2010

Certain Relationships and Related Transactions, and Director Independence,

27.
We note that you have provided disclosure beginning on April 1, 2008.  Smaller Reporting Companies must provide disclosure beginning with the fiscal year prior to the last completed fiscal year.  Please revise.

See response to Comment Number 26.

Description of Registrant’s Securities to be Registered, page 15

28.
We note the disclosure on page 16 that “Shares of common stock, when issued, are fully paid and not assessable.”  This is a legal conclusion that the company is not qualified to make.  Please remove this statement or attribute it to counsel and file counsel’s consent to be named in this section.

This statement has been deleted in Amendment No. 1.

Audited Financial Statements for the Year Ended March 31, 2009

Balance Sheets, page F-2

29.
We note from the balance sheet that as of March 31, 2009 and 2008 you had amounts due on a line of credit.  Please tell us, and disclose in the notes to the financial statements, the nature and terms of the line of credit including applicable interest rates, maturity dates, and any restrictive covenants.

The Company has a $60,000 revolving line of credit with Bank of America N.A. and a $50,000 revolving line of credit with CapitalOne Banc.  The following Note 5 has been added to the audited financial statements as of March 31, 2009 and 2008.  See page F-8.

“The Company has a $60,000 revolving credit line with Bank of America and $50,000 revolving line of credit with Capital One Banc.  Current balances total $92,594.  The debt under both lines of credit is unsecured and bears interest at the rate of 12% per annum.”

Ms. Amanda Ravitz
United States Securities and Exchange Commission
May 4, 2010

Statement of Operations, page F-3

30.
We note that you present “net sales” on the face of the statement of operations.  Please tell us, and revise the notes to the financial statements to disclose, the nature of any amounts recorded as reductions to revenue (e.g., return allowance, rebates, incentives, etc.).  If the amounts are material, please disclose the amounts in the notes to the financial statements.

Net sales includes gross billings to customers, net of allowances, rebates and incentives, none of which were material during the relevant periods.  Note 2 to the financial statement has been revised to describe deductions from revenue.  See page F-7.

31.
Please tell us, and disclose in the results of operations section of MD&A, the nature of the costs included in the “cost of goods sold” line item on the face of the statement of operations.  For example, we note that salaries, wages and employee benefits are presented on the statement of operations as a selling, general and administrative expense.  Please tell us, and disclose in MD&A, the nature of the labor costs, if any, included in cost of goods sold.

Cost of goods sold in the Registration Statement included parts and other costs that were separately billed to customers but did not include labor and facilities expenses.  The Company’s financial statements have been restated to include in cost of goods sold, the cost of parts and materials sold or consumed in delivering goods and services in the ordinary course of business, all salaries, wages, and employee benefits relating to direct labor, and all rent, utilities, licenses, permits and business taxes, and other facilities-related expenses incurred at the facilities at which goods or services are produced and delivered in the ordinary course of business.  See Note 2 description of Cost of Goods Sold on page F-7.

Statements of Cash Flows, page F-5

32.
We note from your statements of cash flows that in fiscal 2008 you acquired both assets and a business through the issuance of debt.  Please tell us, and revise the notes to the financial statements to include the nature and significant terms of these transactions and explain how you accounted for these acquisitions.  Also, as it appears that the acquisition of the business was considered material to your financial position, please revise to include the disclosures required by paragraphs 51-55 of SFAS No. 141.

The “Buffalo” location lease and the minimal operations that were then being conducted at that location were acquired for a $300,000 note payable in installments over approximately 10 years.  The acquisition represented only 12.5% of the Company’s total assets as of March 31, 2008.  The transaction did not include any valuable equipment, inventory, repeating customers, technology or other identifiable personal property.  No employees of the previous business were retained after a 90-day probation period.  Based on significance tests performed in accordance with Rule 3-05 of Regulation S-X, the acquisition was not material compared to the Company’s balance sheet or previous combined operations, so no separate historical financial statements are provided and the required supplemental pro forma disclosures described in Statement of Financial Accounting Standards No. 141 would not apply.  Note 3 to the financial statements has been revised to include a statement that the transaction was accounted for as the acquisition of a business.  See page F-7.  Also see response to Comment Number 34.

Ms. Amanda Ravitz
United States Securities and Exchange Commission
May 4, 2010

Notes to the Audited Financial Statements

Note 2. Summary of Significant Accounting Policies
Goodwill, page F-6

33.
We note from the balance sheet that goodwill represents a significant amount of your total assets at March 31, 2009 and 2008.  Please tell us, and revise the notes to the financial statements to include more discussion of how you perform the impairment analysis, including the nature of any significant assumptions used in the analysis.  Also, please revise your notes to the financial statements to include disclosure of the nature of the changes in the balance of goodwill during each reporting period presented.  Refer to the disclosure requirements outlined in paragraph 50-1 of ASC 350-20-50.

The following description of the Company’s accounting policies relating to goodwill is included in Note 2 to the financial statements.  See page F-6.  Also see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Material Accounting Policies” on page 14.

“Goodwill – Goodwill represents the excess of the cost of an acquired entity over the fair value of the net amount assigned to assets acquired and liabilities assumed.  The change in goodwill during the year relates to the acquisition of a business during the year (See Note 3 for details).

“Goodwill is not required to be amortized but is tested annually for impairment and more often if circumstances require.  The performance of the impairment test involves a two-step process.  The first step involves comparing the fair value of the applicable reporting unit with its aggregate carrying value, including goodwill.  The Company generally determines the fair value of the reporting unit using the income approach methodology of valuation that includes the discounted cash flow method.  This valuation method requires a projection of revenue and operating expenses over a five year period.  If the carrying amount of the reporting unit exceeds the operating unit’s fair value, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss.  The second step involves comparing the implied fair value of the reporting unit’s goodwill with the carrying value of that goodwill.

“Based upon the Company’s review at March 31, 2009, no impairment was required.”

Ms. Amanda Ravitz
United States Securities and Exchange Commission
May 4, 2010

Note 3. Acquisitions of Business, page F-7

34.
We note your disclosure that in April 2008 you acquired the rights to a location lease and the operating business in the Buffalo, Las Vegas area for $300,000.  In light of the fact that this acquisition appears material to your financial position, please revise to include the disclosures required by paragraph 51-55 of SFAS No. 141.  Also, in light of the fact that you disclose you acquired a lease and operating business, please tell us why you believe it was appropriate to allocate the entire purchase price to goodwill.  As part of your response, please tell us how you evaluated the existence of any other intangible assets such as customer-related, marketing-related, contract-based, or technology based intangibles.  See guidance in paragraphs A10-A28 of SFAS No. 141.

See Response to Comment Number 32.

Note 6. Income Taxes, page F-8

35.
We note your disclosure that effective March 31, 2008 you terminated your “S” Corporation status.  We believe that any undistributed earnings recorded on the books at the time of “S” Corporation termination should be reclassified in the financial statements as additional paid-in capital.  This assumes a constructive distribution to the owners followed by a contribution to the capital of the corporation.  Please advise or revise accordingly.  See SAB Topic 4.B.  Also, please revise your statements of income to include pro forma tax and EPS data for periods prior to becoming taxable.

There were no undistributed earnings from the years that the Company made an election to be taxed under Subchapter “S” of the Internal Revenue Code.  The Company has included a pro forma tax entry in its Statement of Operations for fiscal 2008 to reflect the comparative net earnings for fiscal 2009 and fiscal 2008.  See Statement of Operations on page F-3 and Note 7 to the financial statements on page F-9.

36.	Please revise your disclosure in Note 6 to include all applicable disclosures required by FASB ASC 740-10-50.

Note 6 to the financial statements contains all required disclosures pursuant to FASB ASC 740-10-50.  Tables with zeros are not required.  A narrative form is adequate for the NOL tax benefit and related allowances as there are no other significant tax assets or liabilities.

Note 7. Leases, page F-8

37.
We note your disclosure in Note 7 that some of your lease agreements provide for additional rentals contingent upon prescribed sales volumes.  Please revise to separately disclose in the notes to the financial statements, the amount of rent expense related to contingent rentals for each period in which an income statement is provided.  See guidance in ASC 840-20-50-1.

No amounts were paid as additional rentals contingent upon prescribed sales volumes.  A statement to that effect is included in Note 8 to the financial statements.  See page F-9.

Ms. Amanda Ravitz
United States Securities and Exchange Commission
May 4, 2010

Note 8. Stockholders’ Equity, page F-9

38.
We note your disclosure that on various dates in April and August 2008, you issued 2,885,000 common shares to various parties, valued at $1,146,203, as payment of services.  Please tell us and explain in the notes to your financial statements how you valued the shares issued and/or the related consideration received in each of these transactions.  If the transactions were recorded based on the fair value of the shares issued, please explain how “fair value” was determined.

Note 9 to the financial statements has been revised to include a statement that the value of shares of common stock issued as stock-based compensation was valued at the price paid by contemporaneous independent investors.  See page F-10.

Interim Financial Statements for the Nine Months ended December 31, 2009

39.
Please comply with our comments on the audited financial statements and notes to those financial statements within the unaudited interim financial statements and notes to those financial statements, as applicable.

The interim financial statements have been revised as necessary to conform to prior audited statement and the comments from the Staff.

Statements of Operations, page F-11

40.
We note from your statement of operations for the nine months ended December 31, 2009 that the depreciation expense is presented below gross profit as one of your selling, general and administrative expenses.  Please tell us where depreciation expense was presented in the statement of operations for the years ended March 31, 2009 and 2008 and explain to us why you believe a change in presentation is appropriate in fiscal 2010.  Please note that to avoid placing undue emphasis on “cash flow,” depreciation should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation.  If cost of goods sold excludes charges for depreciation of property, plant and equipment, the description of the line item should read somewhat as follows: “Cost of goods sold (exclusive of items shown separately below)” or “Cost of goods sold (exclusive of depreciation shown separately below).”  Please revise accordingly and ensure consistency between the annual and interim reporting periods presented.

See response to Comment Number 31.

Ms. Amanda Ravitz
United States Securities and Exchange Commission
May 4, 2010

Note 3. Equity, page F-13

41.
We note your disclosure that you recognized stock based compensation expense of $166,667 pertaining to shares granted to a consultant.  Please tell us and disclose the number of shares issued to the consultant in this transaction.  Also, please tell us and explain in the notes to your financial statements how you valued the shares issued and/or the related consideration received in this transaction.  If the transaction was recorded based on the fair value of the shares issued, please explain how “fair value” was determined.

Note 3 to the interim financial statement has been revised to reflect that the Company recognized consulting expenses of $166,667 pertaining to 1,000,000 shares of the Company’s common stock granted to a consultant in May 2008 and amortized over a 27-month period.  The consulting expenses represent 9/27 of the total consulting fees of $500,000.  The shares were valued at $.50 per share based on contemporaneous sales of common stock to investors.  See page F-14.

We appreciate the detailed review of the Registration Statement by the Staff and have attempted to address all comments.  We acknowledge that the Company is responsible for the accuracy and adequacy of the disclosures in Amendment No. 1; that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding mitigated by the Commission or any person under the federal securities laws.  Please contact the undersigned at (713) 425-3259 or John Malone at (713) 266-0530, extension 211, if any member of the Staff has questions regarding the Company’s responses to your comments or Amendment No. 1.

Very truly yours
Franklin, Cardwell & Jones

/s/ Lawrence E. Wilson

Lawrence E. Wilson
For the firm

Enclosures:

Four copies of Amendment No. 1 showing changes
Three copies of Response Letter

cc:          MK Automotive, Inc.
GoPublicToday.com, Inc.
Malone Bailey, LLP